Exhibit 99.2

AMERICAS SILVER CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2018
DATED MAY 9, 2018

Americas Silver Corporation
Management’s Discussion and Analysis
Table of Contents

Forward-Looking Statements	1
Management’s Discussion and Analysis	2
Overview	2
Recent Developments and Operational Discussion	3
Results of Operations	9
Summary of Quarterly Results	10
Liquidity	10
Capital Resources	11
Off-Balance Sheet Arrangements	12
Transactions with Related Parties	12
Risk Factors	12
Accounting Standards and Pronouncements	12
Financial Instruments	12
Capital Structure	13
Controls and Procedures	13
Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce	13

Unless otherwise indicated, in this Management Discussion and Analysis all reference to “dollar” or the use of the symbol “$” are to the United States of America dollar and all references to “C$” are to the Canadian dollar. Additionally, percentage changes in this Management Discussion and Analysis are based on dollar amounts before rounding.

Americas Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2018

Forward-Looking Statements

Statements contained in this MD&A that are not current or historical factual statements may constitute forward-looking information or forward-looking statements within the meaning of applicable Canadian and United States securities laws. All statements other than statements of historical fact included in this MD&A that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including without limitation, statements regarding any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements, estimates of mineral reserves and resources, the realization of mineral reserve estimates, the ramp up of San Rafael mining operations, impairment of mining interests and non-producing properties, the timing and amount of estimated future production, production guidance, costs of production, capital expenditures, costs and timing of development, success of exploration and development activities, permitting timelines, government regulation of mining operations, environmental risks, the going concern assumption, and the timing and possible outcomes of pending disputes or litigation, negotiations or regulatory investigations are or involve forward-looking statements. Although forward-looking statements contained in this MD&A are based on what management considers to be reasonable assumptions based on information currently available to it, there can be no assurances that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “anticipates”, “assumes”, “believes”, “budget”, “could”, “estimates”, “expects”, “forecasts”, “guidance”, “indicates”, “intends”, “likely”, “may”, “objective”, “outlook”, “plans”, “potential”, “predicts”, “scheduled”, “should”, “target”, “trends”, “will”, or “would” or the negative or other variations of these words or other comparable words or phrases. This MD&A and its appendices, including those set out under “Risk Factors” in this MD&A, contain forward-looking statements including, but not limited to those relating to the Company. All such forward-looking statements are subject to important risks, uncertainties and assumptions. These statements are forward-looking because they are based on current expectations, estimates and assumptions. It is important to know that: (i) unless otherwise indicated, forward-looking statements in this MD&A and its appendices describe expectations as at the date hereof; (ii) actual results and events could differ materially from those expressed or implied in the forward-looking statements in this MD&A and its appendices, if known or unknown risks affect the respective businesses of the Company, or if their estimates or assumptions turn out to be inaccurate. As a result, the Company cannot guarantee that the results or events expressed or implied in any forward-looking statement will materialize, and accordingly, you are cautioned not to place undue reliance on these forward-looking statements; and (iii) the Company disclaims any intention and assumes no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason, except in accordance with applicable securities laws. The Company has made a number of assumptions in making forward-looking statements in this MD&A and its appendices.

The list above is not exhaustive of the factors that may affect the Company’s forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the MD&A. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.
Page | 1

Americas Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2018

Management’s Discussion and Analysis

This MD&A of the results of operations, liquidity and capital resources of Americas Silver Corporation (“Americas Silver” or the “Company”) constitutes management’s review of the Company’s financial and operating performance for the three months ended March 31, 2018, including the Company’s financial condition and future prospects. Except as otherwise noted, this discussion is dated May 9, 2018 and should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and the notes thereto for the three months ended March 31, 2018 and 2017. The unaudited condensed interim consolidated financial statements for the three months ended March 31, 2018 and 2017 are prepared in accordance with International Accounting Standards (“IAS”) 34 under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Company prepared its latest financial statements in U.S. dollars and all amounts in this MD&A are expressed in U.S. dollars, unless otherwise stated. These documents along with additional information relating to the Company are available on SEDAR at www.sedar.com and on the Company’s website at www.americassilvercorp.com.

In this report, the management of the Company presents operating highlights for the three months ended March 31, 2018 (“Q1-2018”) compared to the three months ended March 31, 2017 (“Q1-2017”) as well as comments on plans for the future. Throughout this MD&A, references to silver equivalent ounces produced are based on the average silver, zinc, lead and copper realized metal prices during each respective period, except as otherwise noted.

Securities regulators encourage companies to disclose forward-looking information to help investors understand a company’s future prospects. This discussion contains statements about the Company’s future financial condition, results of operations and business. See page 1 of this report for more information on forward-looking statements.

The Company was incorporated under the Canada Business Corporations Act on May 12, 1998 and conducts mining exploration, development and production in the Americas.

Overview

The Company has operations in two of the world's leading silver regions: the Cosalá Operations in Sinaloa, Mexico and the Galena Complex in Idaho, USA.

In Sinaloa, Mexico, the Company operates the 100%-owned, producing, San Rafael silver-zinc-lead mine (“San Rafael”) after declaring commercial production in December, 2017. Prior to that time, it operated the 100%-owned Nuestra Señora silver-zinc-copper-lead mine after declaring commercial production in January 2009 and commissioning of the Los Braceros processing facility. The Cosalá area land holdings also host several other known deposits, past-producing mines, and prospects including the Zone 120 silver-copper-gold deposit, the La Verde copper-silver mine, and the El Cajón silver-copper deposit (“El Cajón”). These properties are located in close proximity to the Los Braceros processing plant.

In Idaho, USA, the Company operates the 100%-owned producing Galena Complex acquired through the business combination with U.S. Silver & Gold Inc. The Galena Complex’s primary assets are the operating Galena mine, the Coeur mine, and the contiguous Caladay development project in the Coeur d’Alene Mining District of the northern Idaho Silver Valley. The Galena Complex has recorded production of over 230 million ounces of silver along with associated by-product metals of copper and lead over a modern production history of more than sixty years. The Coeur mine has been put on care and maintenance pending an improvement in the silver price.

The Company’s mission is to profitably expand its precious metals production through the development of its own projects and consolidation of complementary projects. The Company’s current strategy is focused on extending the mine life of its current assets through exploration, bringing the newly developed San Rafael mine to full production, and advancing technical and economic studies on Zone 120 to consider development options in 2019. Exploration will continue evaluating early stage targets with an emphasis on the Cosalá District, and prospective areas at the Galena Complex.

Page | 2

Americas Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2018

The Company’s management and Board of Directors (the “Board”) are comprised of senior mining executives who have extensive experience identifying, acquiring, developing, financing, and operating precious metals deposits globally. The head office of the Company is located at 145 King Street West, Suite 2870, Toronto, Ontario, Canada, M5H 1J8. The Company is a reporting issuer in the jurisdictions of Ontario, British Columbia, Alberta, and Quebec, and is listed on the TSX trading under the symbol “USA” and on the NYSE American trading under the symbol “USAS”.
Recent Developments and Operational Discussion

Q1-2018 Highlights

•
Production of 1.6 million consolidated silver equivalent ounces, an increase of 46% year-over-year, including 0.4 million silver ounces at cost of sales of $8.14/oz. equivalent silver, by-product cash cost of negative ($2.73/oz.) silver, and all-in sustaining cost of $6.17/oz. silver for the quarter.

•	Consolidated zinc and lead production of 7.3 million pounds and 7.6 million pounds, respectively.
•	Revenue of $20.4 million and net income of $0.5 million for the quarter or $0.01 per share, after $1.8 million in exploration expense at the Company’s operations.
•	Cash flow generated from operating activities before non-cash working capital items of $3.7 million during the quarter.
•	San Rafael continued to ramp up its mining and milling rates in the first quarter with the expectation of assessing the nameplate plant capacity of 1,600 tonnes per day in the second half of 2018.
•	Released significant 2018 drill program results on the Zone 120 deposit from the Cosalá Operations and exploration drilling at the Galena Complex.
•	Cash balance of $3.3 million and a working capital balance of $10.9 million as at March 31, 2018.

Consolidated Operations

Fiscal 2018 began with a strong quarter for both mining operations at Americas Silver. Consolidated silver equivalent production increased by 46% over Q1-2017. The Company’s new San Rafael mine performed well as it continued to ramp up mine and mill throughput in its first full quarter of operations after declaring commercial production on December 19, 2017. As expected, initial silver production was lower due to mine sequencing, however the new mine contributed strong base metal production lowering cash costs and all-in sustaining costs significantly as it prepares to enter the higher-grade silver areas of the deposit later this year and into next year. Galena also delivered notable decreases in cash costs and all-in sustaining costs and contributed to increases in consolidated silver and silver equivalent production for the quarter. These factors resulted in record low consolidated cash costs and all-in sustaining costs of negative ($2.73/oz.) silver, and all-in sustaining cost of $6.17/oz. silver for the quarter.

Metal prices in Q1-2018 sustained levels achieved last year after multi-year lows in precious and base metals. Year-over-year, the silver spot price decreased from an average of $17.42 per ounce in Q1-2017 to $16.77 per ounce in Q1-2018 though ranging to a high of $17.20 per ounce subsequently in April 2018. Additionally, the market prices for the Company’s zinc and lead by-product metals continued to increase year-over-year. The zinc spot price increased to an average of $1.55 per pound during Q1-2018 when compared to an average of $1.26 per pound year-over-year, while the lead spot price increased to an average of $1.14 per pound during Q1-2018 when compared to an average of $1.03 per pound year-over-year. Base metal pricing has become a more important part of the Company’s liquidity since San Rafael began production due to the significant production of zinc and lead from this mine.

During Q1-2018, the Company produced 1.6 million consolidated silver equivalent ounces including 0.4 million silver ounces, compared to production of 1.1 million consolidated silver equivalent ounces including 0.5 million silver ounces during Q1-2017.
Page | 3

Americas Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2018

Consolidated silver equivalent production from the Cosalá Operations increased due to the greater output of zinc and lead by-product metals from the San Rafael mine plus increases from higher silver-lead throughput at the Galena Complex. Consolidated silver production was lower compared to prior quarters as the San Rafael mine continues to ramp up mine and mill throughput. During this first quarter, mining rates gradually increased as the mine balanced the extraction of ore with underground development into the Main body of the deposit. Milling rates continued to increase through the quarter to expected levels while metal recoveries and grades were optimized.

San Rafael will initially provide lower silver production compared to the previously mined deposits at the Cosalá Operations until mining sequences to the higher silver grade areas of the ore body later next year.  The initial development in the San Rafael ore body was into the area closest to the portal where the silver grade of 42 g/t in Q1-2018 was approximately 40% of the mine’s reserve silver grade.

Consolidated costs of sales were $8.14/oz. equivalent silver, by-product cash costs were negative ($2.73/oz.) silver, and all-in sustaining costs were $6.17/oz. silver, representing year-over-year decreases of 18%, 128% and 54%, respectively. The consolidated silver equivalent production increased substantially, and the consolidated cash costs and all-in sustaining costs decreased when compared to prior quarter and year-over-year due to the comparatively higher base metal production generally from the San Rafael mine.

The Company’s cash balance decreased from $9.3 million at year end to $3.3 million at the end of Q1-2018 and working capital decreased from $11.8 million to $10.9 million. These decreases are mainly due to continued San Rafael capital expenditures to develop into the Main Zone, $1.2 million of exploration drilling at Zone 120, a $0.5 million option payment on the San Felipe property, and $0.6 million of debt repayments on the outstanding Glencore facility. In addition, the Company’s accounts receivable balance increased by approximately $5.0 million from year-end 2017 due to the delayed collection of trade receivables at quarter end due to statutory Mexican bank holidays for Easter in the last week of March, the general increased volume of concentrate from San Rafael, and increased VAT receivables in Mexico associated with the recent San Rafael expenditures.

On April 5, 2018, the Company released Zone 120 drill results for holes SR-419 through SR-432. Notable intercepts were found in all holes. Over 12,000 meters have been drilled through April 29, 2018 to expand and upgrade the previously reported resources of 2.09 million tonnes measured and indicated of 187 g/t Ag and 0.48% Cu (240g/t AgEq1) and 1.38 million tonnes inferred of 216 g/t Ag and 0.59% Cu (260g/t AgEq1). These results, combined with approximately over 18,000 meters in over 80 drill holes previously drilled into Zone 120, imply the deposit has the potential to become the Company’s next operating mine. Results from the remaining 9 holes in the H1 2018 drill program are expected to be released in late Q2-2018. Evaluation of development scenarios will start following incorporation of all new drilling data into an updated mid-year resource estimate expected to be released in late Q3-2018.

On April 5, 2018, the Company also released exploration drilling results on expansion areas near existing underground mine infrastructure at the Galena Complex. During Q1-2018, an additional 12-hole drill program totalling 998 meters successfully increased the mineralized volume of the 366 FW zone, located on the eastern side of the 4900 Level, north of the 360 and 366 Veins. Additional drilling continues to support preliminary mine designs utilizing mechanized mining methods given the width and extents of the mineralization.

On March 21, 2018, the Company provided an update on the mineral resource estimate at the San Felipe zinc-silver-lead project in Sonora, Mexico. Contained zinc, silver and lead increased by 258%, 236% and 320%, respectively, in the indicated mineral resources and all decreased by 52% in the inferred mineral resources in comparison to the previous technical report with an effective date of September 4, 2014 and amended date of June 29, 2016. The update is a result of 6 new drill holes completed by the Company since entering an option acquisition agreement of the property in March, 2017, and a reinterpretation of available information.

__________________________
1 Silver equivalent (AgEq) grade is calculated using prices of $18.00/oz Ag, $1,300/oz Au and $3.00/lb Cu.
Page | 4

Americas Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2018

Detailed exploration results from the 2018 drill programs can be found on the Company’s website at www.americassilvercorp.com.

A subsidiary of the Company was party, with the United Steel Workers Union, to a collective bargaining agreement that covers all of the hourly employees at the Galena Complex with a term from June 29, 2014 to June 28, 2017. The parties have been in negotiations since June 2017 and in December, the Company issued its “last, best and final offer”. Although not ratified, effective April 1, 2018, the Company has proceeded to impose the terms of the final offer to the extent permitted by law.

Consolidated Results and Developments

	Q1-2018	Q1-2017
Revenues ($ M)	$20.4	$15.2
Silver Produced (oz)	397,035	523,747
Zinc Produced (lbs)	7,332,978	2,389,133
Lead Produced (lbs)	7,624,685	6,160,732
Copper Produced (lbs)	-	308,100
Total Silver Equivalent Produced (oz)1	1,613,711	1,104,237
Cost of Sales/Ag Eq Oz Produced ($/oz)3	$8.14	$9.93
Cash Cost/Ag Oz Produced ($/oz)2,3	$(2.73)	$9.89
All-In Sustaining Cost/Ag Oz Produced ($/oz)2,3	$6.17	$13.37
Net Income (Loss) ($ M)	$0.5	$(0.2)
Comprehensive Income (Loss) ($ M)	$0.8	$(0.5)

1	Throughout this MD&A, silver equivalent production was calculated based on average silver, zinc, lead and copper realized prices during each respective period.
2	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.
3
Calculation excludes pre-production of 62,714 silver ounces and 88,656 silver equivalent ounces mined in Q1-2017 from El Cajón during its commissioning period. Pre-production revenue and cost of sales from El Cajón are capitalized as an offset to development costs.

During Q1-2018, the Company produced 1,613,711 silver equivalent ounces, including 397,035 ounces of silver, at cost of sales of $8.14/oz. equivalent silver, by-product cash cost of negative ($2.73/oz.) silver, and all-in sustaining cost of $6.17/oz. silver. These results compare to 1,104,237 silver equivalent ounces, including 523,747 ounces of silver, at cost of sales of $9.93/oz. equivalent silver, by-product cash cost of $9.89/oz. silver, and all-in sustaining cost of $13.37/oz. silver during Q1-2017, a 46% increase in production of silver equivalent ounces, and a 24%, 18%, 128% and 54% decrease in production of silver ounces, cost of sales per equivalent silver ounce, by-product cash cost per ounce, and all-in sustaining cost per ounce, respectively.

Consolidated silver production during Q1-2018 was lower by 24% compared to Q1-2017 as the Company had its first full quarter of operations from its new San Rafael mine after declaring commercial production in December 2017. San Rafael will provide lower silver production compared to the previously mined deposits at the Cosalá Operations until mining sequences to the higher silver grade areas of the ore body later next year. The consolidated silver equivalent production increased by 46% and the consolidated cash costs and all-in sustaining costs decreased by 128% and 54%, respectively, when compared to Q1-2017 due to comparatively higher base metal grades generally present in the San Rafael deposit. Galena is returning to an acceptable level of operating performance as grades return to historical norms with consistent contributions from key production areas.
Page | 5

Americas Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2018

As a result of the increased silver equivalent production, revenues increased by $5.2 million or 34% from $15.2 million for the three months ended March 31, 2017 to $20.4 million for the three months ended March 31, 2018, while net income improved to $0.5 million compared to a net loss $0.2 million during the same period, a $0.7 million improvement. Improvement in net income was primarily attributable to higher net revenue from increased silver equivalent production, and lower interest and financing expense, partially offset by higher cost of sales, Zone 120 exploration expenses, and higher depletion and amortization. The Company also generated cash from operating activities before non-cash working capital items of $3.7 million during the three months ended March 31, 2018. These variances are further discussed in the following sections.

In January, 2017, the Company entered into a $15 million concentrate pre-payment facility with Glencore at U.S. LIBOR rate plus 5% per annum to fund a portion of the development costs for San Rafael and general corporate purposes. Repayment of principal on this facility during the quarter totalling $0.6 million began in January 2018 as additional tonnage charges on shipments of concentrate with minimum annual principal repayments of $4.0 million during 2018, $5.5 million during 2019, and $5.5 million during 2020.

In March, 2017, the Company entered into an option acquisition agreement with Santacruz Silver Mining Ltd. (“Santacruz”) to acquire an existing option with Minera Hochschild Mexico S.A. de C.V. (“Hochschild”) for the right to acquire a 100% interest of the San Felipe property located in Sonora, Mexico for total consideration of $15 million in cash, payable in two installments. The purchase of the option for $5 million plus an initial option payment for $2 million was paid to Santacruz and Hochschild, respectively, with cash on hand by the Company in March 2017 while the final option payment of $8 million was payable to Hochschild on or before December 15, 2017. On December 1, 2017, the final option payment of $8 million plus applicable VAT was amended to become option payments of $0.5 million paid on January 1, 2018, $0.5 million paid on April 1, 2018, $1.0 million payable on July 1, 2018, with the remaining balance of $6.0 million payable on or before December 31, 2018. Upon completion of the final option payment, the Company will have the right to acquire 100% of the San Felipe property, a silver-zinc-lead development property free of any underlying third party royalties.
Page | 6

Americas Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2018

Cosalá Operations
	Q1-2018	Q1-2017
Tonnes Milled	123,285	128,577
Silver Grade (g/t)	42	70
Zinc Grade (%)1	3.42	1.36
Lead Grade (%)1	1.39	0.65
Copper Grade (%)1	-	0.17
Silver Recovery (%)	47.9	86.2
Zinc Recovery (%)	78.9	81.7
Lead Recovery (%)	70.9	80.6
Copper Recovery (%)	-	65.2
Silver Produced (oz)	79,382	250,296
Zinc Produced (lbs)	7,332,978	2,389,133
Lead Produced (lbs)	2,679,485	1,124,464
Copper Produced (lbs)	-	308,100
Total Silver Equivalent Produced (oz)	948,081	533,762
Silver Sold (oz)	84,369	254,155
Zinc Sold (lbs)	7,259,622	2,500,550
Lead Sold (lbs)	2,837,487	1,187,405
Copper Sold (lbs)	-	295,336
Realized Silver Price ($/oz)	$16.73	$17.76
Realized Zinc Price ($/lb)	$1.55	$1.27
Realized Lead Price ($/lb)	$1.17	$1.04
Realized Copper Price ($/lb)	-	$2.66
Cost of Sales/Ag Eq Oz Produced ($/oz)3	$5.92	$7.22
Cash Cost/Ag Oz Produced ($/oz)2,3	$(59.52)	$1.13
All-In Sustaining Cost/Ag Oz Produced ($/oz)2,3	$(36.28)	$1.21

1	Zinc and lead grades only refer to grades from silver-zinc-lead-copper and silver-zinc-lead ores, and copper grades only refer to grades from silver-zinc-lead-copper and silver-copper ores.
2	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.
3
Calculation excludes pre-production of 62,714 silver ounces and 88,656 silver equivalent ounces mined in Q1-2017 from El Cajón during its commissioning period. Pre-production revenue and cost of sales from El Cajón are capitalized as an offset to development costs.

The Cosalá Operations processed 123,285 tonnes of ore at an average grade of 42 g/t of silver to produce 79,382 ounces of silver at cost of sales of $5.92/oz. equivalent silver, by-product cash cost of negative ($59.52/oz.) silver, and all-in sustaining cost of negative ($36.28/oz.) silver during Q1-2018. These results compare to 128,577 tonnes of ore at an average grade of 70 g/t of silver to produce 250,296 ounces of silver at cost of sales of $7.22/oz. equivalent silver, by-product cash cost of $1.13/oz. silver, and all-in sustaining cost of $1.21/oz. silver during Q1-2017, a 4%, 68% and 18% decrease in tonnes of ore milled, ounces of silver produced, and cost of sales per equivalent silver ounce, respectively, and significant decreases in by-product cash cost per ounce and all-in sustaining cost per ounce by well above 100%. Silver equivalent production at Cosalá increased significantly to 948,081 ounces from 533,762 ounces due to the production of 7.3 million pounds of zinc and 2.7 million pounds of lead, increases of 207% and 138%, respectively. Silver recovery to concentrate was 47.9% in Q1-2018 (Q1-2017 – 86.2%).
Page | 7

Americas Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2018

Silver production during Q1-2018 from the Cosalá Operations was lower compared to Q1-2017 as the Company completed its first full quarter of operations from its new San Rafael mine after declaring commercial production in December 2017. San Rafael is expected to produce ores containing lower grade silver and higher grade base metals compared to the previously mined deposits at the Cosalá Operations until mining operations move to higher silver grade areas of ore body later next year. Additionally, the initial development in the San Rafael ore body was in an area closest to the portal where the silver grade is less than half of the reserve silver grade. As a result, the silver production was lower by 68% in Q1-2018 compared to Q1-2017. However, the Cosalá Operations had a significant increase in silver equivalent production as well as a significant reduction in cash costs and all-in sustaining costs during Q1-2018, primarily due to the by-product metal production from zinc and lead during the period, which increased by 207% and 138%, respectively, when compared to Q1-2017.

Realized silver price at $16.73/oz. for Q1-2018 (Q1-2017 – $17.76/oz.) is comparable to the average London silver spot price of $16.77/oz. for Q1, 2018 (Q1-2017 – $17.42/oz.). The realized silver price decreased by 6% from Q1-2017 to Q1-2018. Realized silver prices is a measurement of gross silver revenues over silver ounces sold during the period, excluding unrealized mark-to-market gains and losses on provisional pricing and treatment and refining charges.

Galena Complex
	Q1-2018	Q1-2017
Tonnes Milled	40,590	38,916
Silver Grade (g/t)	256	230
Lead Grade (%)	6.06	6.42
Silver Recovery (%)	94.9	94.9
Lead Recovery (%)	91.2	91.4
Silver Produced (oz)	317,653	273,451
Lead Produced (lbs)	4,945,200	5,036,268
Total Silver Equivalent Produced (oz)	665,630	570,475
Silver Sold (oz)	320,280	274,672
Lead Sold (lbs)	5,057,744	4,931,802
Realized Silver Price ($/oz)	$16.61	$17.50
Realized Lead Price ($/lb)	$1.17	$1.04
Cost of Sales/Ag Eq Oz Produced ($/oz)	$11.31	$12.05
Cash Cost/Ag Oz Produced ($/oz)1	$11.46	$15.89
All-In Sustaining Cost/Ag Oz Produced ($/oz)1	$16.78	$21.71

1 Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.

The Galena Complex processed 40,590 tonnes of ore at an average grade of 256 g/t of silver to produce 317,653 ounces of silver at cost of sales of $11.31/oz. equivalent silver, by-product cash cost of $11.46/oz. silver, and all-in sustaining cost of $16.78/oz. silver during Q1-2018, compared to 38,916 tonnes of ore at an average grade of 230 g/t of silver to produce 273,451 ounces of silver at cost of sales of $12.05/oz. equivalent silver, by-product cash cost of $15.89/oz. silver, and all-in sustaining cost of $21.71/oz. silver during Q1-2017, a 4% and 16% increase in tonnes of ore milled and ounces of silver produced, respectively, and a 6%, 28% and 23% decrease in cost of sales per equivalent silver ounce, by-product cash cost per ounce, and all-in sustaining cost per ounce, respectively.

The Company is focused on returning Galena to an acceptable level of operating performance during 2018 by advancing several planning-related initiatives, including grade optimization, in order to recapture and build on the gains which were made in 2015 and 2016. Improvements were realized in Q1-2018 and should continue throughout the year as grades are returning to targeted norms with consistent contribution from key production areas.

Realized silver price at $16.61/oz. for Q1-2018 (Q1-2017 – $17.50/oz.) is comparable to the average London silver spot price of $16.77/oz. for Q1, 2018 (Q1-2017 – $17.42/oz.). The realized silver price decreased by 5% from Q1-2017 to Q1-2018. Realized silver prices is a measurement of gross silver revenues over silver ounces sold during the period, excluding unrealized mark-to-market gains and losses on provisional pricing and treatment and refining charges.
Page | 8

Americas Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2018

Guidance

The Company’s guidance for 2018 remains at production of 1.6 - 2.0 million silver ounces and 7.2 - 8.0 million silver equivalent ounces at cost of sales of $7.00 to $8.00 per ounce equivalent silver, cash costs of negative ($10.00) to negative ($5.00) per ounce silver and all-in sustaining costs of negative ($1.00) to $4.00 per ounce silver. The Company assumed $17.00 per ounce silver, $1.35 per pound zinc, $1.05 per pound lead, and an exchange rate of 18.5 Mexican pesos to U.S. dollar for these guidance estimates.

Results of Operations

Analysis of the three months ended March 31, 2018 vs. the three months ended March 31, 2017

The Company recorded net income of $0.5 million for the three months ended March 31, 2018 compared to net loss of $0.2 million for the three months ended March 31, 2017. The improvement in net income was primarily attributable to higher net revenue from increased silver equivalent production ($5.2 million), and lower interest and financing expense ($0.4 million), partially offset by higher cost of sales ($3.0 million), Zone 120 exploration expenses ($1.6 million), and higher depletion and amortization ($0.2 million), each of which are described in more detail below.

Revenue increased by $5.2 million from $15.2 million for the three months ended March 31, 2017 to $20.4 million for the three months ended March 31, 2018. The increase is primarily due to $4.3 million in increased revenues due to an increase in zinc and lead production from the San Rafael mine during the period compared to Q1-2017 when production was from the lower-grade Nuestra Señora mine, plus $0.8 million in increased revenues due to an increase in silver production and sales at the Galena Complex during the period.

Cost of Sales increased by $3.0 million from $10.1 million for the three months ended March 31, 2017 to $13.1 million for the three months ended March 31, 2018. The increase is primarily due to a $2.4 million increase in cost of sales from the Cosalá Operations mainly due to zinc and lead commercial production from San Rafael during the period with no allocation of pre-production cost of sales or development costs to capital expenditures, plus a $0.6 million increase in cost of sales from the Galena Complex mainly due to the increase in ore production and processing during the period.

Depletion and amortization increased by $0.2 million from $2.0 million for the three months ended March 31, 2017 to $2.2 million for the three months ended March 31, 2018. The increase is primarily due to declaration of commercial production of San Rafael at the Cosalá Operations in December 2017 resulting in the depletion of its mining interests during the period. With declaration of San Rafael commercial production in December 2017, the Company transferred $6.4 million of deferred development costs and $25.2M of historical carrying value related to San Rafael to mining interests and began amortizing these costs based on the Company’s depletion and amortization policies.

Exploration costs increased by $1.6 million from $0.2 million for the three months ended March 31, 2017 to $1.8 million for the three months ended March 31, 2018. The change is primarily due to increased exploration drilling at Zone 120 at the Cosalá Operations during the period.

Interest and financing expense decreased by $0.4 million from $0.7 million for the three months ended March 31, 2017 to $0.3 million for the three months ended March 31, 2018. The decrease is primarily due to reduced interest charges following the repayment of all outstanding credit facilities under the Company’s previous lending facilities during first quarter of 2017.
Page | 9

Americas Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2018

Summary of Quarterly Results

The following table presents a summary of the consolidated operating results for each of the most recent eight quarters ending with March 31, 2018.

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	2018	2017	2017	2017	2017	2016	2016	2016
Revenues ($ M)	$20.4	$12.1	$9.8	$17.2	$15.2	$14.4	$16.8	$12.8
Net Income (Loss) ($ M)	0.5	(1.4)	(2.8)	0.9	(0.2)	(2.4)	1.0	(2.1)
Comprehensive Income (Loss) ($ M)	0.8	(1.8)	(2.9)	0.8	(0.5)	(1.0)	0.8	(2.5)

Silver Produced (oz)	397,035	409,545	564,833	557,892	523,747	564,475	596,855	556,404
Zinc Produced (lbs)	7,332,978	4,895,670	1,433,961	2,904,374	2,389,133	2,671,391	2,183,814	2,081,046
Lead Produced (lbs)	7,624,685	7,427,357	5,369,482	6,435,048	6,160,732	7,277,346	7,991,507	6,677,247
Copper Produced (lbs)	-	78,541	507,285	273,475	308,100	260,018	326,639	225,785
Cost of Sales/Ag Eq Oz Produced ($/oz)	$8.14	$10.16	$9.17	$11.00	$9.93	$9.91	$10.25	$10.80
Cash Cost/Ag Oz Produced ($/oz)1	$(2.73)	$8.75	$12.61	$7.21	$9.89	$8.91	$10.00	$11.33
All-In Sustaining Cost/Ag Oz Produced ($/oz)1	$6.17	$14.20	$15.92	$10.65	$13.37	$11.57	$12.86	$14.57

Current Assets (qtr. end) ($ M)	$25.8	$26.2	$27.0	$29.9	$36.0	$36.6	$41.1	$38.9
Current Liabilities (qtr. end) ($ M)	14.9	14.4	12.1	11.6	11.1	16.5	13.1	20.8
Working Capital (qtr. end) ($ M)	10.9	11.8	14.9	18.3	24.9	20.1	28.0	18.1

Total Assets (qtr. end) ($ M)	$128.8	$126.8	$126.1	$127.7	$127.1	$117.3	$120.4	$119.3
Total Liabilities (qtr. end) ($ M)	38.3	38.8	38.6	38.6	39.1	30.1	32.4	41.4
Total Equity (qtr. end) ($ M)	90.5	88.0	87.5	89.1	88.0	87.2	88.0	77.9

1 Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.

Liquidity

The change in cash since December 31, 2017 can be summarized as follows (in millions of U.S. dollars):

Opening cash balance as at December 31, 2017	$9.3
Cash generated from operations	3.7
Expenditures on property, plant and equipment	(3.5)
Purchase of San Felipe property option	(0.5)
Repayments to pre-payment facility	(0.6)
Proceeds from exercise of options and warrants	0.6
Increase in trade and other receivables	(5.0)
Change in inventories	0.4
Increase in prepaid expenses	(0.7)
Decrease in trade and other payables	(0.4)
Closing cash balance as at March 31, 2018	$3.3

The Company’s cash balance decreased from $9.3 million to $3.3 million mainly due to $1.8 million on expensed exploration at the Company’s operations, expenditures of property, plant and equipment at both Cosalá Operations and Galena Complex, an option payment on the San Felipe property, and repayments on outstanding pre-payment facility with Glencore. In addition, the Company’s accounts receivable balance increased by approximately $5.0 million from year-end 2017 due to delayed collection of trade receivables resulting from statutory bank holidays at the end of the period in Mexico, the general higher value and volume of concentrate from San Rafael zinc production and increased base metal prices, and increased VAT receivables in Mexico arising from expenditures related to the Cosalá Operations. Current liabilities as at March 31, 2018 were $14.9 million which is $0.5 million higher than at December 31, 2017 mainly due to increasing current repayment obligations on outstanding pre-payment facility.
Page | 10

Americas Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2018

The Company operates in a cyclical industry where cash flow has historically been correlated to market prices for commodities. The Company’s cash flow is dependent upon its ability to achieve profitable operations, obtain adequate equity or debt financing, or, alternatively, dispose its non-core properties on an advantageous basis to fund its near-term operations, development and exploration plans, while meeting production targets at current commodity price levels. Management evaluates viable financing alternatives to ensure sufficient liquidity including debt instruments, concentrate offtake agreements, sales of non-core assets, private equity financing, and the issuance of equity. As previously stated, the Company entered into a financing arrangement to maintain corporate flexibility during the development of San Rafael. The Company believes that it has sufficient cash flow to fund its 2018 operations and development and exploration plans while meeting production targets at current commodity price levels. In the longer term, as production from the Cosalá Operations and Galena Complex continues to improve and if the outlook for metal prices remains positive, the Company believes that cash flows will be sufficient to fund ongoing operations.

The Company’s financial instruments consist of cash, trade receivables, restricted cash, long-term investments, trade and other payables, pre-payment facility, and other long-term liabilities. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The Company is not exposed to significant interest or credit risk arising from financial instruments. The majority of the funds of the Company are held in accounts at major banks in Canada, Mexico and the United States.

The Company’s liquidity has been, and will continue to be, impacted by pension funding commitments as required by the terms of the defined benefit pension plans offered to both its hourly and salaried workers (See note 11 in the audited consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2017). Although both pension plans are under-funded due to actuarial losses incurred from market conditions and changes in discount rates, the Company intends to fund to the minimum levels required by applicable law. The Company currently estimates total annual funding requirements for both Galena Complex pension plans to be approximately $0.9 million per year for each of the next 5 years, with approximately $0.2 million to spend for the remainder of 2018 (as of May 9, 2018).

Capital Resources

The Company’s cash flow is dependent on delivery of its concentrates to market. The Company’s contracts with the concentrate purchasers provide for provisional payments based on timing of concentrate deliveries. The Company has not had any problems collecting payments from concentrate purchasers in a reliable and timely manner and expects no such difficulties in the foreseeable future. However, this cash flow is dependent on continued mine production which can be subject to interruption for various reasons including fluctuations in metal prices and concentrate shipment difficulties. Additionally, unforeseen cessation in the counterparty’s capabilities could severely impact the Company’s capital resources.

The Company made capital expenditures of $4.0 million during the three months ended March 31, 2018 and $12.4 million for the same period of 2017, of which $2.0 million was spent towards drilling and underground development costs, while $2.0 million was spent on purchase of property, plant and equipment. The Company expects funding of fiscal 2018 capital expenditures to be provided from internally-generated, operating cash flow from the San Rafael mine.
Page | 11

Americas Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2018

The following table sets out the Company’s contractual obligations as of March 31, 2018:

		Less than			Over 5
	Total	1 year	2-3 years	4-5 years	years
Trade and other payables	$10,099	$10,099	$-	$-	$-
Pre-payment facility	14,424	4,799	9,625	-	-
Interest on pre-payment facility	1,426	826	600	-	-
Operating leases	1,267	219	545	503	-
Other long-term liabilities	786	-	320	-	466
Total	$28,002	$15,943	$11,090	$503	$466

1 - All operating leases can be cancelled upon proper notice periods by the Company.

2 - Certain of these estimates are dependent on market conditions and assumed rates of return on assets. Therefore, the estimated obligation of the Company may vary over time.

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

Transactions with Related Parties

There were no related party transactions for the three months ended March 31, 2018.

Risk Factors

The Company manages a number of risks to achieve an acceptable level of risk without appreciably hindering its ability to maximize returns. Management has procedures in place to identify and manage significant operational and financial risks. A discussion of risk factors relating to the Company is found under the heading “Risk Factors” in the Company’s Annual Information Form dated March 5, 2018 and its MD&A for the year ended December 31, 2017. Each of the discussions referred to above is incorporated by reference herein. The documents referred to above are available on SEDAR at www.sedar.com.

Accounting Standards and Pronouncements

Accounting standards issued but not yet applied

There have been no new accounting pronouncements issued in the first three months of 2018 that are expected to impact the Company. For a summary of recent pronouncements, see note 3 in the Company’s unaudited condensed interim consolidated financial statements for the three months ended March 31, 2018.

Financial Instruments

The Company may, from time to time, employ derivative financial instruments to manage exposure to fluctuations in foreign currency exchange rates and commodity prices. At March 31, 2018, the Company had non-hedge commodity forward contracts for approximately 1.4 million pounds of zinc and 2.5 million pounds of lead at $1.59 per pound and $1.19 per pound, respectively, to be settled within the second and third quarters of 2018 valued at approximately $5.2 million. The average forward prices on settlement as at March 31, 2018 were approximately $1.50 per pound for zinc and $1.09 per pound for lead with the commodities having a fair value of approximately $4.8 million. Accordingly, the Company recorded an unrealized gain of $0.4 million through profit or loss on these contracts.
Page | 12

Americas Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2018

Capital Structure

The Company is authorized to issue an unlimited number of common shares, where each common share provides the holder with one vote. As at March 31, 2018, there were 41,931,449 common shares issued and outstanding.

As at May 9, 2018, there were 42,366,613 common shares of the Company issued and outstanding and 3,242,767 options outstanding which are exchangeable in common shares of the Company. The number of common shares issuable on the exercise of warrants is 4,748,895.

Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal controls over financial reporting ("ICFR"), as those terms are defined in National Instrument 52‐109 ‐ Certification of Disclosure in Issuers’ Annual and Interim Filings ("NI 52‐109").

The Company’s DC&P are designed to ensure that all important information about the Company, including operating and financial activities, is communicated fully, accurately and in a timely way and that they provide the Company with assurance that the financial reporting is accurate.

ICFR means a process by or under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

As at March 31, 2018, the Company’s CEO and CFO have certified that the DC&P are effective and that during the quarter ended March 31, 2018, the Company did not make any material changes in the ICFR that materially affected or are reasonably likely to materially affect the Company’s ICFR.

The internal controls are not expected to prevent and detect all misstatements due to error or fraud.

Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce

The Company reports cash cost per ounce and all-in sustaining cost per ounce of silver produced, non-IFRS measures, in accordance with measures widely reported in the silver mining industry as a benchmark for performance measurement. Management uses these measures internally to better assess performance trends and understands that a number of investors, and others who follow the Company’s performance, also assess performance in this manner.

These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning and may differ from methods used by other companies with similar descriptions. The methods do not include depletion, depreciation, exploration or corporate administrative costs and is therefore not directly reconcilable to costs as reported under International Financial Reporting Standards. All-in sustaining cost is the silver mining industry cash cost plus all development, capital expenditures, and exploration spending.
Page | 13

Americas Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2018

Reconciliation of Consolidated Cash Cost per Ounce

	Q1 2018	Q1 2017
Cost of sales ('000)	$13,143	$10,088
Non-cash costs ('000)1	(159)	834
Direct mining costs ('000)	$12,984	$10,922
Smelting, refining and royalty expenses ('000)	3,473	2,494
Less by-product credits ('000)	(17,543)	(8,858)
Total cash costs ('000)	$(1,086)	$4,558
Divided by silver produced (oz)2	397,035	461,033
Silver cash costs ($/oz)	$(2.73)	$9.89

Reconciliation of Cosalá Operations Cash Cost per Ounce

	Q1 2018	Q1 2017
Cost of sales ('000)	$5,616	$3,212
Non-cash costs ('000)1	(135)	355
Direct mining costs ('000)	$5,481	$3,567
Smelting, refining and royalty expenses ('000)	2,010	627
Less by-product credits ('000)	(12,216)	(3,981)
Total cash costs ('000)	$(4,725)	$213
Divided by silver produced (oz)2	79,382	187,582
Silver cash costs ($/oz)	$(59.52)	$1.13

Reconciliation of Galena Complex Cash Cost per Ounce

	Q1 2018	Q1 2017
Cost of sales ('000)	$7,527	$6,876
Non-cash costs ('000)1	(24)	479
Direct mining costs ('000)	$7,503	$7,355
Smelting, refining and royalty expenses ('000)	1,463	1,867
Less by-product credits ('000)	(5,327)	(4,877)
Total cash costs ('000)	$3,639	$4,345
Divided by silver produced (oz)	317,653	273,451
Silver cash costs ($/oz)	$11.46	$15.89

Page | 14

Americas Silver Corporation
Management’s Discussion & Analysis
For the three months ended March 31, 2018

Reconciliation of Consolidated All-In Sustaining Cost per Ounce

	Q1 2018	Q1 2017
Total cash costs ('000)	$(1,086)	$4,558
Capital expenditures ('000)	3,462	1,582
Exploration costs ('000)	73	23
Total all-in sustaining costs ('000)	$2,449	$6,163
Divided by silver produced (oz)2	397,035	461,033
Silver all-in sustaining costs ($/oz)	$6.17	$13.37

Reconciliation of Cosalá Operations All-In Sustaining Cost per Ounce

	Q1 2018	Q1 2017
Total cash costs ('000)	$(4,725)	$213
Capital expenditures ('000)	1,845	14
Exploration costs ('000)	-	-
Total all-in sustaining costs ('000)	$(2,880)	$227
Divided by silver produced (oz)2	79,382	187,582
Silver all-in sustaining costs ($/oz)	$(36.28)	$1.21

Reconciliation of Galena Complex All-In Sustaining Cost per Ounce

	Q1 2018	Q1 2017
Total cash costs ('000)	$3,639	$4,345
Capital expenditures ('000)	1,617	1,568
Exploration costs ('000)	73	23
Total all-in sustaining costs ('000)	$5,329	$5,936
Divided by silver produced (oz)	317,653	273,451
Silver all-in sustaining costs ($/oz)	$16.78	$21.71

1	Non-cash costs consist of non-cash related charges to cost of sales including inventory movements and write-downs to net realizable value of concentrates, ore stockpiles, and spare parts and supplies.
2
Calculation excludes pre-production of 62,714 silver ounces and 88,656 silver equivalent ounces mined in Q1-2017 from El Cajón during its commissioning period. Pre-production revenue and cost of sales from El Cajón are capitalized as an offset to development costs.

Page | 15